

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Kristine R. Nario-Eng
Chief Financial Officer
New York Mortgage Trust, Inc.
90 Park Avenue
New York, New York 10016

> **Re: New York Mortgage Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 25, 2022**
> **File No. 001-32216**

Dear Kristine R. Nario-Eng:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Portfolio Net Interest Margin, page 64

1. We note your presentation of portfolio net interest margin. Please address the following:
   - Please tell us if you determined this measure is a non-GAAP measure, and tell us how you made that determination.
   - To the extent you determined this measure is a non-GAAP measure, please tell us how your disclosure complies with Item 10(e) of Regulation S-K.
   - Please tell us how you determined it is appropriate to exclude the weighted average cost of subordinated debentures, convertible notes, and senior unsecured notes from this measure.

   This comment also applies to your disclosure of portfolio net interest income and portfolio net interest margin in your earnings release.

Notes to Consolidated Financial Statements

<u>7. Use of Special Purpose Entities (SPE) and Variable Interest Entities (VIE)</u>
<u>Consolidated Real Estate VIEs, page F-38</u>

2.   We note your initial consolidation of certain joint venture entities during 2021 and the first quarter of 2022. Please tell us what consideration you gave to providing audited financial statements of the acquired entities and unaudited pro forma financial information. Reference is made to Rule 3-14 of Regulation S-X and Article 11 of Regulation S-X.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction